Exhibit 12.1

NCR Corporation
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions)

	Year ended December 31, 2013	Year ended December 31, 2012	Year ended December 31, 2011	Year ended December 31, 2010	Year ended December 31, 2009
Earnings
Income before income taxes, non-controlling interest, discontinued operations	$554	$698	$(164)	$285	$307
Fixed charges	142	76	46	31	38
Non-controlling interest in pre-tax income of subsidiaries that have not incurred fixed charges	(4)	(2)	—	(3)	(4)
Earnings	$692	$772	$(118)	$313	$341
Fixed Charges
Interest expense	$103	$42	$13	$2	$10
Portion of rental expense representative of the interest factor (1)	39	34	33	29	28
Fixed Charges	$142	$76	$46	$31	$38
Ratio of earnings to fixed charges *	4.87	10.16	N/A	10.10	8.97

*	For the year ended December 31, 2011, fixed charges exceeded earnings by $164 million, resulting in a ratio of less than one.

(1) Interest portion of rental expense is estimated to equal 1/3 of such expense, which is considered a reasonable approximation of the interest factor.